CASE NEW HOLLAND INC.

Tower B, 10th Floor

World Trade Center, Amsterdam Airport

Schiphol Boulevard 217

1118 BH Amsterdam

The Netherlands

June 24, 2011

Ms. Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Case New Holland Inc.

Amendment No. 1 to Registration Statement on Form F-4

Filed May 23, 2011

File No. 333-173332

Dear Ms. Ravitz:

On behalf of Case New Holland Inc. (the “Company”), a wholly-owned subsidiary of CNH Global N.V., we have set forth below the Company’s responses to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated June 8, 2011, relating to Amendment No. 1, filed by the Company on May 23, 2011, to the registration statement of the Company on Form F-4 (File No. 333-173332) (the “Registration Statement”). The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment”). The Amendment reflects the Company’s responses to the Staff’s comments.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the information.

Exhibit 5.1

1.	We note from your response to prior comment 6 that counsel providing the opinion filed as exhibit 5.1 is not relying upon the opinions filed as exhibits 5.2 through 5.8. Please provide us with your analysis explaining how exhibit 5.1 satisfies your obligations under Regulation S-K Item 601(b)(5) with respect to the guarantees of the subsidiaries organized outside of the United States, given the jurisdiction limitations in the first sentence of the second full paragraph on page 2 of the opinion.

Ms. Ravitz	- 2 -

Response – On advice of its U.S. counsel, the Company respectfully advises the Staff that the notes and the guarantees being registered on the Registration Statement, and the related indenture governing the notes and the guarantees, are in each case governed by the laws of the State of New York. The opinion filed as Exhibit 5.1 covers the laws of the State of New York and states that the guarantees, including the guarantees of the guarantors organized outside the United States, will constitute valid and legally binding obligations of the respective guarantors. The Company believes that Exhibit 5.1, and the opinions of the Company’s respective foreign counsel filed as Exhibits 5.2 through 5.8, as a whole, satisfy the requirements of Item 601(b)(5) of Regulation S-K with respect to the guarantees of the guarantors organized outside the United States.

Exhibit 5.2

2.	We note your response to our prior comment number 9; however, we continue to believe that the assumption contained in Section 129(l) of the Corporations Act is fundamental to counsel’s opinion and as such may not be included in the opinion. Please revise or advise.

Response – A revised opinion from counsel is being filed as Exhibit 5.2 to the Amendment in response to the Staff’s comment.

3.	We note your response to prior comment 10, and paragraph (e) on page 2 of the revised opinion. Please explain in more detail why counsel cannot ascertain that CNHA is solvent and a wholly-owned subsidiary of CNH Global, or obtain a revised opinion.

Response – A revised opinion from counsel is being filed as Exhibit 5.2 to the Amendment in response to the Staff’s comment.

4.	Counsel may not attempt to limit reliance. Please remove the penultimate paragraph.

Response – A revised opinion from counsel is being filed as Exhibit 5.2 to the Amendment in response to the Staff’s comment.

Exhibit 5.3

5.	We note your response to prior comment 8, and we reissue the comment with respect to exhibits 5.3, 5.4 and 5.6. Counsel may not limit the universe of documents it has reviewed to form its opinion.

Response – Revised opinions from counsel are being filed as Exhibits 5.3, 5.4 and 5.6 to the Amendment in response to the Staff’s comment.

Ms. Ravitz	- 3 -

Exhibit 5.6

6.	We note your response to prior comment 12, and reissue the comment in part with respect to exhibit 5.6. Please file a revised opinion without the first two sentences in the first full paragraph on page 3 and the second sentence of the third full paragraph on page 3 of exhibit 5.6.

Response – A revised opinion from the Company’s Dutch counsel is being filed as Exhibit 5.6 to the Amendment in response to the Staff’s comment to clarify that its legal opinion may be relied upon by holders of the registered notes.

7.	We note your response to prior comment 27. Please explain in more detail why the revised assumption in paragraph b on page 4 is appropriate, or file a revised opinion.

Response – On advice of its Dutch counsel, the Company respectfully advises the Staff that the assumption in paragraph b on page 4 is a matter of fact which is not readily ascertainable by counsel. Possible defects that do not appear from the face of the Deeds of Incorporation of the Dutch Guarantors dated 30 August 1996 and 13 October 1993, respectively, could consist of, for example, the existence of a defect to the actual will of the founders of the Dutch Guarantors at the actual moment of incorporation of the Dutch Guarantors. Under Dutch law a will can be defective if such will is formed under circumstances of mistake (dwaling), threat (bedreiging), fraud (bedrog) or undue influence (misbruik van omstandigheden). Such circumstances are matters of fact that are not readily ascertainable by Dutch counsel and, therefore, Dutch counsel believes that its reliance on the assumption in paragraph b on page 4 is appropriate.

Ms. Ravitz	- 4 -

If you have any questions concerning the matters discussed above, please call me at (630) 887-3766.

Very truly yours,

/s/ Michael P. Going

Michael P. Going

Senior Vice President and General Counsel

cc:	Louis Rambo

(Securities and Exchange Commission)

John L. Savva

(Sullivan & Cromwell LLP)